UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

GAIN CAPITAL HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

36268W100

(CUSIP Number)

Master Global Assets Limited

c/o: Walkers Corporate Services (BVI) Limited

Walkers Chambers

171 Main Street

Round Town Tortola VG91110

British Virgin Islands

with a copy to:

Rima R. Moawad

Haynes and Boone, LLP

30 Rockefeller Plaza

26th Floor

New York, New York 10112

212.659.4996

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    March 17, 20151

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	This Amendment No. 12 is voluntarily filed by the Reporting Persons to disclose that, as of January 15, 2015, the Reporting Persons ceased to beneficially own any shares of Common Stock of the Issuer, as discussed in Item 4 below.

CUSIP No. 36268W100

1.	Names of reporting persons. Master Global Assets Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) OO

CUSIP No. 36268W100

1.	Names of reporting persons Michel Daher
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Lebanon
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) IN

CUSIP No. 36268W100

1.	Names of reporting persons Abdallah Daher
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Lebanon
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) IN

This Amendment No. 12 (this “Amendment”) to the Schedule 13D is jointly filed by and on behalf of each of the Reporting Persons to amend the Schedule 13D related to the common stock, par value $0.00001 par value per share (the “Common Stock”) of GAIN Capital Holdings, Inc., a Delaware corporation (the “Issuer”), previously filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on January 18, 2013, as amended by Amendment No. 1 to the Schedule 13D filed on February 12, 2013, Amendment No. 2 to the Schedule 13D filed on March 18, 2013, Amendment No. 3 to the Schedule 13D filed on April 26, 2013, Amendment No. 4 to the Schedule 13D filed on November 20, 2013, Amendment No. 5 to the Schedule 13D filed on January 24, 2014, Amendment No. 6 to the Schedule 13D filed on March 5, 2014, Amendment No. 7 to the Schedule 13D filed on March 10, 2014, Amendment No. 8 to the Schedule 13D filed on May 27, 2014, Amendment No. 9 to the Schedule 13D filed on May 29, 2014, Amendment No. 10 to the Schedule 13D filed on June 11, 2014, and Amendment No. 11 to the Schedule 13D filed on June 17, 2014 (as amended, the “Schedule 13D”). This Amendment is voluntarily filed solely to disclose the disposition of all remaining shares of Common Stock of the Issuer beneficially owned by the Reporting Persons. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

“As of June 16, 2014, the Reporting Persons ceased to be a beneficial owner of more than five percent of the Common Stock of the Issuer, as previously disclosed in Amendment No. 11 to the Schedule 13D filed on June 17, 2014. Though the Reporting Persons are no longer subject to the filing requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended, this Amendment is voluntarily filed to disclose that, as of January 15, 2015, the Reporting Persons no longer beneficially or otherwise own any shares of Common Stock of the Issuer.”

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b) Number of shares as to which each Reporting Person has:

(i) sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii) shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii) sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv) shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

As of January 15, 2015, no Reporting Person owns any shares of Common Stock of the Issuer.

(c) There have been no transactions in the shares of Common Stock of the Issuer by the Reporting Persons during the past 60 days.

(d) Not applicable.

(e) As of June 16, 2014, each Reporting Person ceased to be a beneficial owner of more than five percent of the Common Stock of the Issuer. As of January 15, 2015, each Reporting Person ceased to be a beneficial owner of any shares of the Common Stock of the Issuer.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 17, 2015	MASTER GLOBAL ASSETS LTD.

	By:	/s/ Mark Daher
Mark Daher, Attorney-in-Fact

MICHEL DAHER

	By:	/s/ Mark Daher
Mark Daher, Attorney-in-Fact

ABDALLAH DAHER

	By:	/s/ Mark Daher
Mark Daher, Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Description of Exhibit

24.1	Limited Power of Attorney for Section 13 and Section 16 Reporting Obligations dated March 13, 2013 (incorporated herein by reference to Exhibit 2 of the Amendment No. 2 to Statement on the Schedule 13D filed by the Reporting Persons on March 18, 2013)

99.1	Joint Filing Agreement dated January 18, 2013, among Master Global Assets Limited, Michel Daher and Abdallah Daher (incorporated herein by reference to Exhibit 1 of the Schedule 13D filed by the Reporting Persons on January 18, 2013)